RanMarine Technology B.V.

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

February 8, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome and Andrew Blume

Re: RanMarine Technology B.V.

Amendment No. 3 to Registration Statement on Form F-1

Filed January 25, 2024

File No. 333-273199

Dear Mr. Welcome and Mr. Blume:

RanMarine Technology B.V. (the “Company” or “Ranmarine”) previously submitted an Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on January 25, 2024. Amendment No. 4 to the Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on February 7, 2024 (hereinafter, “Amendment No. 4”), from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

Form F-1/A filed January 25, 2024 Exhibit

Index, page II-3

1.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Response: In response to this comment, the Company advises the Staff that it has filed the necessary representation letter as Exhibit 99.1 in Amendment No.4, per the Staff’s request.

Exhibits

2.	We note that Exhibit 3.1 still states “[f]or discussion purposes only - subject to partner review” and contains bracketed language. Please file the final version.

Response: In response to this comment, the Company advises the Staff that it has filed the final version of the Articles of Association of the Company as Exhibit 3.1 in Amendment No. 4.

General

3.	We note your updated risk factor disclosure on page 32 regarding the exclusive forum provision in the warrant agent agreement. We also note that Exhibits 4.3 and 4.4, not Exhibit 4.2, contain an exclusive forum provision stating “this exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents.” Please revise or clarify.

Response: In response to this comment, the Company advises the Staff that it has revised the risk factor disclosure on page 32 in reference to the exclusive forum provision, per the Staff’s request.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin Ocasio of Sichenzia Ross Ference Carmel LLP, at (212) 930-9700.

Sincerely,

/s/ Richard Hardiman
Chief Executive Officer